SISUNG SECURITIES CORPORATION

Audit of Financial Statements

December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42121

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Sisung Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3850 North Causeway Blvd., Suite 1930
(No. and Street)

Metairie	LA	70002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lauren Blake	(504) 544-7716	lauren@sisung.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mauldin & Jenkins, LLC
(Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

10/14/2003	669
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sisung Securities Corporation, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Sisung Securities Corporation

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Sisung Securities Corporation as of December 31, 2025, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sisung Securities Corporation as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Sisung Securities Corporation's management. Our responsibility is to express an opinion on Sisung Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sisung Securities Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MAULDIN & JENKINS, LLC • 5100 VILLAGE WALK, SUITE 300 • COVINGTON, LOUISIANA 70433 •
985-892-5850 • FAX 985-892-5956 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

1

Supplemental Information
The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Sisung Securities Corporation's financial statements. The Supplemental Information is the responsibility of Sisung Securities Corporation's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2003.

Covington, LA
February 23, 2026

SISUNG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2025

Assets

Cash and Cash Equivalents	$	1,793,041
Deposit with Clearing Organization		100,000
Accounts Receivable		21,500
Financial Instruments, at Fair Value		436,272
Prepaid Expenses and Other Assets		2,500
Total Assets	$	2,353,313

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable and Accrued Expenses	$	103,315
Due to Related Party		600,000
Deferred Tax Liability, Net		87,693
Total Liabilities		791,008

Stockholder's Equity

Common Stock, No Par Value, Authorized 1,500 Shares;	
Issued and Outstanding 1,000 Shares	1,000
Additional Paid-In Capital	424,000
Retained Earnings	1,137,305
Total Stockholder's Equity	1,562,305
Total Liabilities and Stockholder's Equity	$ 2,353,313

The accompanying notes are an integral part of these financial statements.   3

SISUNG SECURITIES CORPORATION
Statement of Operations
For the Year Ended December 31, 2025

Revenues	
Public Finance Profits	$ 1,049,926
Private Placement Revenue	55,062
Commissions	83,268
Unrealized Gains on Investments	89,024
Interest Income	55,367
Other	9,726
Total Revenues	1,342,373
Expenses	
Salaries, Commissions, and Employee Benefits	605,144
Clearing and Comparison Expense	144,144
Communication	16,021
Interest	37,777
Other Operating and General and Administrative Expenses	449,392
Total Expenses	1,252,478
Net Income Before Income Tax Expense	89,895
Income Tax Expense	26,304
Net Income	$ 63,591

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2024	$ 1,000	$ 424,000	$ 1,073,714	$ 1,498,714
Net Income	-	-	63,591	63,591
Balance, December 31, 2025	$ 1,000	$ 424,000	$ 1,137,305	$ 1,562,305

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2025

Subordinated Liabilities - Beginning of Year	$	600,000
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	600,000

SISUNG SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net Income	$	63,591
Adjustments to Reconcile Net Income to Net		
Cash Provided By Operating Activities:		
Unrealized Gains on Trading Securities		(89,024)
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable		87,501
Increase in Prepaid Expenses and Other Assets		(2,000)
Decrease in Due From Related Party		184,315
Decrease in Accounts Payable and Accrued Expenses		(4,920)
Increase in Deferred Tax Liability, Net		25,463
Net Cash Provided By Operating Activities		264,926
Net Increase in Cash, Cash Equivalents, and Restricted Cash		264,926
Cash, Cash Equivalents, and Restricted Cash - Beginning of Year		1,628,115
Cash, Cash Equivalents, and Restricted Cash - End of Year	$	1,893,041
Cash, Cash Equivalents, and Restricted Cash by Category Within		
the Statement of Financial Condition:		
Cash	$	1,793,041
Deposit with Clearing Organization		100,000
Total Cash, Cash Equivalents, and Restricted Cash	$	1,893,041
Supplementary Disclosure of Cash Flow Information		
Cash Paid for Interest	$	36,000
Cash Paid for Income Taxes	$	2,000

SISUNG SECURITIES CORPORATION
Notes to Financial Statements

_____

Note 1.   Organization and Nature of Business

Organization
Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 78% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully disclosed basis.

Note 2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Deposit with Clearing Organization
Deposit with clearing organization represents funds on deposit with the Company's clearing broker-dealer invested in cash, money market funds and bank deposits.

Accounts Receivable
Accounts receivable from customers are reported at their outstanding principal balance, net of an allowance for credit losses. An allowance is established when collectability is not assured. Management's periodic evaluation of the adequacy of the allowance for credit losses is based on the Company's past experience that may affect the customer's ability to repay, current conditions, and reasonable and supportable forecasts. There were no recorded allowances for credit losses as of December 31, 2025.

Financial Instruments, at Fair Value
Proprietary trading securities are recorded at fair value on the trade date, as if they had settled. Realized gains and losses arising from sales of securities transactions are recorded on a trade date basis. Net appreciation (depreciation) on trading securities are recorded as unrealized gains and losses on investments held during the year.

Current Expected Credit Losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a

Note 2.   Summary of Significant Accounting Policies (Continued)

Current Expected Credit Losses (CECL) (Continued)
valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Furniture and Equipment, Net
Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized.

Major components are as follows at December 31, 2025:

Computer Equipment	$ 569,708
Office Furniture	112,927
Office Equipment	51,475
Total	734,110
Accumulated Depreciation	(734,110)
Furniture and Equipment, Net	$ -

Income Taxes
The Company is a C-corporation for federal and state income tax purposes. The Company's parent, Sisung Holdings, LLC's consolidated tax return includes the activity of the Company, pursuant to a tax-sharing agreement. Tax expense or benefit is determined on a separate return basis. The Company accounts for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit
The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

SISUNG SECURITIES CORPORATION
Notes to Financial Statements

_____

Note 2.   Summary of Significant Accounting Policies (Continued)

Concentrations of Credit (Continued)
A substantial portion of the Company's revenue was derived from three customers in 2025. The revenue derived from these customers totaled 42% of total revenue from customers for the year ended December 31, 2025. There were no receivables from these customers outstanding as of December 31, 2025.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

- Commission income: commissions earned from customer securities transactions and related income are reported in the statement of operations on a trade date basis as this is the date when the performance obligation is met.
- Public finance profits are advisory fees which are generally recognized at the point in time the transaction is completed (the closing date of the transaction). These services include soliciting interest from potential investors; assisting with preparation of investor materials; attending meetings with potential investors; assisting with negotiations of letters of intent; evaluating and analyzing offers from potential investors; etc. Advisory related expenses are expensed as incurred.
- Private placement revenues are advisory fees which are generally recognized at the point in time the transaction is completed (the closing date of the transaction). Fees for these services relate to arranging, structuring, distributing, or placing securities through a non-public offering.

The revenue guidance does not apply to other revenue sources such as realized and unrealized gains on investments as these sources of revenue do not have a contract with customers. Realized and unrealized gains (losses) on investments include realized gains (losses) on the Company's investments sold during the year as well as the change in value of the investments held during the year.

Note 2.   **Summary of Significant Accounting Policies**

New Accounting Pronouncements
ASU 2023-09, Improvements to Income Tax Disclosures - In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which enhances the transparency and decision-usefulness of income tax information. The standard requires greater disaggregation in the effective tax rate reconciliation and jurisdiction-level disclosure of income taxes paid. The ASU also updates terminology by replacing "public entity" with "public business entity", which results in certain entities—including broker-dealers—being newly classified as PBEs for purposes of ASC 740 disclosure requirements. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The guidance is applied prospectively, with an option for retrospective application to enhance comparability. The Company qualifies as a public business entity under the amended ASC 740 definitions and therefore adopted the guidance effective January 1, 2025, on a prospective basis. The Company is a public business entity (PBE). It operates solely within the United States and is subject to U.S. federal and Louisiana income taxes. The adoption did not have an impact on the Company's financial position or results of operations. However, it resulted in expanded annual income tax disclosures, including (i) a more detailed and standardized rate reconciliation table and (ii) disaggregated disclosures of income taxes paid by jurisdiction, consistent with the ASU's disclosure objectives.

Accounting Standards Updates Not Yet Effective - The Financial Accounting Standards Board ("FASB") has issued several Accounting Standards Updates ("ASUs") that are not yet effective for the Company but will require disclosure of their expected impact in accordance with SEC Staff Accounting Bulletin No. 74 ("SAB 74"). The Company is currently evaluating the effect these standards will have on its financial statements and regulatory capital computations. The significant ASUs are summarized below.

FASB issued *ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which becomes effective for public business entities for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years.
The amendments require a current expected credit loss ("CECL") model for trade receivables, including receivables from customers, brokers, dealers, and clearing organizations, which constitute a significant portion of the Company's working capital structure. The Company is assessing changes required to its credit risk models, historical loss methodologies, and data needs to comply with this standard. The Company has not yet determined the quantitative impact but expects the adoption may result in increased allowance for credit losses due to the forward-looking nature of CECL.

FASB Issued ASU 2024-03 and ASU 2025-01 – Expense Disaggregation (Subtopic 220-40), which require enhanced disaggregation of income-statement expenses for public business entities, effective for fiscal years beginning after December 15, 2026. The Company expects additional financial statement disclosures, but no material impact on net income or regulatory capital.

Management is currently evaluating the impact of these ASUs on the Company's financial statements. At this time, the Company does not expect the adoption of these standards to have a material impact on its financial condition, results of operations, cash flows, or

SISUNG SECURITIES CORPORATION
Notes to Financial Statements

Note 2.   Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

regulatory capital, although ASU 2025-05 (CECL) may result in higher allowances for credit losses. The Company will continue to monitor industry implementation trends and will update these disclosures in future reporting periods as additional information becomes available.

Note 3.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 42 percent of its total operating revenues from three external customers in 2025.

Note 4.   Revenues

The Company's revenues from contracts with customers are all earned at a point in time. The following table presents the Company's total revenues separated by revenues from contracts with customers and other sources of revenues for the year ended December 31, 2025:

Revenues from Contracts with Customers:		
Public finance profits	$	1,049,926
Private placements		55,062
Commissions		83,268
Total	$	1,188,256
Other Sources of Revenue:		
Realized and unrealized gains on investments	$	89,024
Interest income		55,367
Other		9,726
Total	$	154,117

SISUNG SECURITIES CORPORATION
Notes to Financial Statements

Note 4.   Revenues (Continued)

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission revenue: the Company clears all customers' securities transactions through a clearing broker and receives a commission for initiating such transactions for its customers. Commission revenue for conducting securities transactions is recognized at a point in time on trade date.

Public finance profits and private placement revenue: the Company provides its clients with placement services. These services include providing clients with services to negotiate and settle a transaction on their behalf. These fees are recognized at a point in time on settlement date. Costs associated with these revenues are expensed as incurred as part of the performance obligation to provide these services.

Information on revenue recognized from past performance: the Company does not disclose information about contracts that have an original expected duration of one year or less.

Contract Balances: The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Contract assets are recognized as receivables from customers and receivables from clearing broker on the accompanying statement of financial condition. The Company recorded contract assets of $21,500 as of December 31, 2025, and $109,001 as of the beginning of the year. Retainers and other fees received from customers prior to recognizing revenue and payables to clearing broker are reflected as contract liabilities and recorded as deferred revenue on the accompanying statement of financial condition. There were no contract liabilities outstanding as of December 31, 2025, and as of the beginning of the year.

Note 5.   Agreement with Clearing Organization

The Company utilizes Pershing LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2025, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $250,000. At December 31, 2025, the Company had net capital of $2,024,758, which was $1,774,758 in excess of its required net capital of $250,000.

Amounts outstanding with clearing organizations at December 31, 2025, were as follows:

	Receivable	Payable
Deposit with clearing organization	$ 100,000	$ -
Payable to clearing broker	-	31,733
Total	$ 100,000	$ 31,733

Note 6.   Financial Instruments, at Fair Value

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

Note 6.   Financial Instruments, at Fair Value (Continued)

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2025, is as follows:

	Level 1	Level 2	Level 3
Assets			
Common Stocks - Financial Industry			
Investments	$ 436,272	$ -	$ -
Total	$ 436,272	$ -	$ -

Note 7.   Related Party Transactions

The Company has an agreement with Sisung Services, LLC ("SS"), a related party under common control. Terms of the agreement are for SS to provide various services, including payroll and benefit management services, to the Company. The Company paid $605,144 to SS for payroll and benefit management services and $408,710 for direct expense reimbursement provided during the year ended December 31, 2025.

The Company has an agreement with UPC, a related party under common control. Terms of the agreement are for the Company to provide consulting services to UPC on mergers and acquisitions and other capital markets matters. The Company recorded and received revenue related to these services of $179,025 for the year ended December 31, 2025.

At December 31, 2025, the Company had $600,000 in unsecured subordinated borrowings due to a related party. Interest is paid at 6% and the note had an original maturity date of October 15, 2023. The note was amended in September 2023 for the following terms: 1) to extend the maturity date to December 31, 2030 and 2) for the execution of an assignment and assumption agreement related to the member's subordinated loan agreement which was executed with another related party under the same terms and conditions of the original agreement, as amended. The related party borrowings are available in computing net capital under the Security and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense to related parties under related party borrowings totaled $36,000 for the year ended December 31, 2025.

Note 8.   Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with U.S. GAAP are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2025, were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

Note 9.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2025, the Company had net capital $2,024,758, which was $1,774,758 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2025.

Note 10.   Income Taxes

The Company is a public business entity (PBE). It operates solely within the United States and is subject to U.S. federal and Louisiana income taxes. For tax reporting purposes, the Company's operations are consolidated and reported in its parent's U.S. federal income tax return. The Company files a stand-alone Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2022, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

The Company evaluates valuation allowances quarterly based on updated forecasts of future taxable income. No material changes in tax laws affected the Company's tax position in the current year. For a discussion of The Company's income tax accounting policies and other income tax-related information see Note 2.

___

Note 10.   Income Taxes (Continued)

Significant components of deferred tax assets (DTAs) and deferred tax liabilities (DTLs) are detailed in the following table as of December 31, 2025:

Deferred tax asset:		
State NOL carryforward	$	12,740
Federal NOL carryforward		3,493
Deferred tax liability:		
Unrealized gains on securities, net		(103,926)
Deferred tax liability, net	$	(87,693)

Components of federal and Louisiana state income tax expense, for the year ended December 31, 2025, are as follows:

Current	Federal	Louisiana	Total Current
Income tax expense (benefit)	$ 841	-	$ 841

Deferred	Federal	Louisiana	Total Deferred
Income tax expense (benefit)	$ 22,342	3,121	$ 25,463
Total income tax expense			$ 26,304

The provision for income taxes differs from that computed by applying federal income tax rate of 21.0% and the state tax rate of 5.5% for the year ended December 31, 2025, due to the following:

	Amount	% impact on ETR
U.S. federal statutory income tax (21%)	$ 18,878	21.0%
State income tax, net of federal benefit (LA)	4,944	5.5%
Nondeductible expenses-meals/entertainment	4,481	5.0%
Nondeductible expenses-other	1,124	1.3%
Return to accrual adjustments	241	0.3%
Federal net operating loss utilized	(3,364)	-3.7%
Total income tax expenses/Effective tax rate	**$ 26,304**	**29.3%**

SISUNG SECURITIES CORPORATION
Notes to Financial Statements

Note 10.   Income Taxes (continued)

The Company paid the following income taxes (net of refunds) during the year ended December 31, 2025:

Jurisdiction	Amount
Federal	$ -
State (Louisiana)	2,000
Total income taxes paid	$ 2,000

As of December 31, 2025, the Company has $18,281 in Federal net operating loss carryforwards which expire in 2036 and the Louisiana net operating loss carryfowards as follows by year of expiration:

Expiration Year	Louisiana NOL Amount
2036	$ 80,348
2041	10,610
2044	85,162
2045	55,515
	$ 231,635

As of December 31, 2025, the Company had no uncertain tax positions.

Note 11.   Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 26, 2026, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SISUNG SECURITIES CORPORATION
Supplementary Information
December 31, 2025

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

Net Capital

Total Stockholder's Equity	$	1,562,305
Additions		
Subordinated Borrowings Allowable in Computation of Net Capital		600,000
Deductions and/or Charges		
Accounts Receivable		(21,500)
Other Assets		(2,500)
Net Capital Before Haircuts on Securities Positions		2,138,305
Haircuts on Securities		(113,547)
Net Capital	$	2,024,758

Aggregate Indebtedness	$	103,315

Computation of Basic Net Capital Requirement

Net Capital Required	$	250,000
Excess of Net Capital	$	1,774,758
Net Capital less 120% of Minimum Requirement	$	1,724,758
Ratio: Aggregate Indebtedness to Net Capital		.05 to 1

Reconciliation with Company's Computation

(Included in Part II of Form X-17A-5 as of December 31)

Net Capital, as Reported in Company's Part II (Unaudited)		
FOCUS Report, as amended February 24, 2026	$	2,024,758
Net Capital Per Above	$	2,024,758

SISUNG SECURITIES CORPORATION
Supplementary Information

Schedule II
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission

Sisung Securities Corporation is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Sisung Securities Corporation carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2025, Sisung Securities Corporation has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission

Sisung Securities Corporation is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Sisung Securities Corporation carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2025, Sisung Securities Corporation has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

Sisung Securities Corporation is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Sisung Securities Corporation carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2025, Sisung Securities Corporation has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Sisung Securities Corporation Exemption Report
For the Year Ended December 31, 2025

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Lawrence J. Sisung, Jr. certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Sisung Securities Corporation:

1. Sisung Securities Corporation claimed an exemption from Rule 15c3-3 under provision l 5c3-3(k)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer (Pershing LLC), and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240. l 7a-3 and 240. l 7a-4, as are customarily made and kept by a clearing broker or dealer and;
2. Sisung Securities Corporation met the above exemptive provisions throughout the most recent fiscal year without exception.

Lawrence J. Sisung, Jr.



Review Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Sisung Securities Corporation

We have reviewed management's statements, included in the accompanying Sisung Securities Corporation Exemption Report, in which (1) Sisung Securities Corporation identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Sisung Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (2) Sisung Securities Corporation stated that Sisung Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Sisung Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sisung Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mauldin & Jenkins, LLC

Covington, LA
February 23, 2026

MAULDIN & JENKINS, LLC • 5100 VILLAGE WALK, SUITE 300 • COVINGTON, LOUISIANA 70433 •
985-892-5850 • FAX 985-892-5956 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

22

SISUNG SECURITIES CORPORATION

Audit of Financial Statements

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42121

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sisung Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3850 North Causeway Blvd., Suite 1930
                        (No. and Street)

Metairie	LA	70002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lauren Blake	(504) 544-7716	lauren@sisung.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mauldin & Jenkins, LLC
                        (Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)
10/14/2003		669	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sisung Securities Corporation _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Sisung Securities Corporation

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Sisung Securities Corporation as of December 31, 2025 and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sisung Securities Corporation as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Sisung Securities Corporation's management. Our responsibility is to express an opinion on Sisung Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sisung Securities Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2003.

Covington, LA
February 23, 2026

MAULDIN & JENKINS, LLC • 5100 VILLAGE WALK, SUITE 300 • COVINGTON, LOUISIANA 70433 •
985-892-5850 • FAX 985-892-5956 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

1

SISUNG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2025

Assets

Cash and Cash Equivalents	$	1,793,041
Deposit with Clearing Organization		100,000
Accounts Receivable		21,500
Financial Instruments, at Fair Value		436,272
Prepaid Expenses and Other Assets		2,500
Total Assets	$	2,353,313

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable and Accrued Expenses	$	103,315
Due to Related Party		600,000
Deferred Tax Liability, Net		87,693
Total Liabilities		791,008

Stockholder's Equity

Common Stock, No Par Value, Authorized 1,500 Shares;		
Issued and Outstanding 1,000 Shares		1,000
Additional Paid-In Capital		424,000
Retained Earnings		1,137,305
Total Stockholder's Equity		1,562,305
Total Liabilities and Stockholder's Equity	$	2,353,313

The accompanying notes are an integral part of this financial statement.

SISUNG SECURITIES CORPORATION
Notes to Financial Statement

Note 1.   Organization and Nature of Business

Organization
Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 81% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully disclosed basis.

Note 2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Deposit with Clearing Organization
Deposit with clearing organization represents funds on deposit with the Company's clearing broker-dealer invested in cash, money market funds and bank deposits.

Accounts Receivable
Accounts receivable from customers are reported at their outstanding principal balance, net of an allowance for credit losses. An allowance is established when collectability is not assured. Management's periodic evaluation of the adequacy of the allowance for credit losses is based on the Company's past experience that may affect the customer's ability to repay, current conditions, and reasonable and supportable forecasts. There were no recorded allowances for credit losses as of December 31, 2025.

Financial Instruments, at Fair Value
Proprietary trading securities are recorded at fair value on the trade date, as if they had settled. Realized gains and losses arising from sales of securities transactions are recorded on a trade date basis. Net appreciation (depreciation) on trading securities is recorded as unrealized gains and losses on investments held during the year.

Current Expected Credit Losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a

Note 2.   Summary of Significant Accounting Policies (Continued)

Current Expected Credit Losses (CECL) (Continued)
valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Furniture and Equipment, Net
Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized.

Major components are as follows at December 31, 2025:

Computer Equipment	$ 569,708
Office Furniture	112,927
Office Equipment	51,475
Total	734,110
Accumulated Depreciation	(734,110)
Furniture and Equipment, Net	$ -

Income Taxes
The Company is a C-corporation for federal and state income tax purposes. The Company's parent, Sisung Holdings, LLC's consolidated tax return includes the activity of the Company, pursuant to a tax-sharing agreement. Tax expense or benefit is determined on a separate return basis. The Company accounts for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit
The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

SISUNG SECURITIES CORPORATION
Notes to Financial Statement

Note 2.   Summary of Significant Accounting Policies (Continued)

Concentrations of Credit (Continued)
A substantial portion of the Company's revenue was derived from three customers in 2025. The revenue derived from these customers totaled 42% of total revenue from customers for the year ended December 31, 2025. There were no receivables from these customers outstanding as of December 31, 2025.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
ASU 2023-09, Improvements to Income Tax Disclosures - In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which enhances the transparency and decision-usefulness of income tax information. The standard requires greater disaggregation in the effective tax rate reconciliation and jurisdiction-level disclosure of income taxes paid. The ASU also updates terminology by replacing "public entity" with "public business entity", which results in certain entities—including broker-dealers—being newly classified as PBEs for purposes of ASC 740 disclosure requirements. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The guidance is applied prospectively, with an option for retrospective application to enhance comparability. The Company qualifies as a public business entity under the amended ASC 740 definitions and therefore adopted the guidance effective January 1, 2025, on a prospective basis. The Company is a public business entity (PBE). It operates solely within the United States and is subject to U.S. federal and Louisiana income taxes. The adoption did not have an impact on the Company's financial position or results of operations. However, it resulted in expanded annual income tax disclosures, including (i) a more detailed and standardized rate reconciliation table and (ii) disaggregated disclosures of income taxes paid by jurisdiction, consistent with the ASU's disclosure objectives.

Accounting Standards Updates Not Yet Effective - The Financial Accounting Standards Board ("FASB") has issued several Accounting Standards Updates ("ASUs") that are not yet effective for the Company but will require disclosure of their expected impact in accordance with SEC Staff Accounting Bulletin No. 74 ("SAB 74"). The Company is currently evaluating the effect these standards will have on its financial statements and regulatory capital computations. The significant ASUs are summarized below.

FASB issued *ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which becomes effective for public business entities for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. The amendments require a current expected credit loss ("CECL") model for trade receivables, including receivables from customers, brokers, dealers, and clearing organizations, which constitute a significant portion of the Company's working capital

Note 2.   Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

structure. The Company is assessing changes required to its credit risk models, historical loss methodologies, and data needs to comply with this standard. The Company has not yet determined the quantitative impact but expects the adoption may result in increased allowance for credit losses due to the forward-looking nature of CECL.

FASB Issued ASU 2024-03 and ASU 2025-01 – Expense Disaggregation (Subtopic 220-40), which require enhanced disaggregation of income-statement expenses for public business entities, effective for fiscal years beginning after December 15, 2026. The Company expects additional financial statement disclosures, but no material impact on net income or regulatory capital.

Management is currently evaluating the impact of these ASUs on the Company's financial statements. At this time, the Company does not expect the adoption of these standards to have a material impact on its financial condition, results of operations, cash flows, or regulatory capital, although ASU 2025-05 (CECL) may result in higher allowances for credit losses. The Company will continue to monitor industry implementation trends and will update these disclosures in future reporting periods as additional information becomes available.

Note 3.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 42 percent of its total operating revenues from three external customers in 2025.

Note 4.   Agreement with Clearing Organization

The Company utilizes Pershing LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2025, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $250,000. At December 31, 2025, the Company had net capital of $2,024,758, which was $1,774,758 in excess of its required net capital of $250,000.

SISUNG SECURITIES CORPORATION
Notes to Financial Statement

Note 4. Agreement with Clearing Organization (Continued)

Amounts outstanding with clearing organizations at December 31, 2025, were as follows:

	Receivable	Payable
Deposit with clearing organization	$ 100,000	$ -
Payable to clearing broker	-	31,733
Total	$ 100,000	$ 31,733

Note 5. Financial Instruments, at Fair Value

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Note 5.   Financial Instruments, at Fair Value (continued)

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2025, is as follows:

	Level 1	Level 2	Level 3
Assets			
Common Stocks - Financial Industry			
Investments	$ 436,272	$ -	$ -
Total	$ 436,272	$ -	$ -

Note 6.   Related Party Transactions

The Company has an agreement with Sisung Services, LLC ("SS"), a related party under common control. Terms of the agreement are for SS to provide various services, including payroll and benefit management services, to the Company. The Company paid $605,144 to SS for payroll and benefit management services and $408,710 for direct expense reimbursement provided during the year ended December 31, 2025.

The Company has an agreement with UPC, a related party under common control. Terms of the agreement are for the Company to provide consulting services to UPC on mergers and acquisitions and other capital markets matters. The Company recorded and received revenue related to these services of $179,025 for the year ended December 31, 2025.

At December 31, 2025, the Company had $600,000 in unsecured subordinated borrowings due to a related party. Interest is paid at 6% and the note had an original maturity date of October 15, 2023. The note was amended in September 2023 for the following terms: 1) to extend the maturity date to December 31, 2030 and 2) for the execution of an assignment and assumption agreement related to the member's subordinated loan agreement which was executed with another related party under the same terms and conditions of the original agreement, as amended. The related party borrowings are available in computing net capital under the Security and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense to related parties under related party borrowings totaled $36,000 for the year ended December 31, 2025.

Note 7.   Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with U.S. GAAP are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of

Note 7. Commitments and Contingencies (Continued)

amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2025, were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

Note 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2025, the Company had net capital $2,024,758, which was $1,774,758 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2025.

Note 9. Income Taxes

The Company is a public business entity (PBE). It operates solely within the United States and is subject to U.S. federal and Louisiana income taxes. For tax reporting purposes, the Company's operations are consolidated and reported in its parent's U.S. federal income tax return. The Company files a stand-alone Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2022, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

The Company evaluates valuation allowances quarterly based on updated forecasts of future taxable income. No material changes in tax laws affected the Company's tax position in the current year. For a discussion of The Company's income tax accounting policies and other income tax-related information see Note 2.

Significant components of deferred tax assets (DTAs) and deferred tax liabilities (DTLs) are detailed in the following table as of December 31, 2025:

Deferred tax asset:		
State NOL carryforward	$	12,740
Federal NOL carryforward		3,493
Deferred tax liability:		
Unrealized gains on securities, net		(103,926)
Deferred tax liability, net	$	(87,693)

Note 8.   Income Taxes (Continued)

As of December 31, 2025, the Company had no uncertain tax positions.

As of December 31, 2025, the Company has $18,281 in Federal net operating loss carryforwards which expire in 2036 and the Louisiana net operating loss carryfowards as follows by year of expiration:

Expiration Year	Louisiana NOL Amount
2036	$ 80,348
2041	10,610
2044	85,162
2045	55,515
	$ 231,635

Note 9.   Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 26, 2026, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SISUNG SECURITIES CORPORATION

SIPC 7 Report

December 31, 2025

Contents



MAULDIN & JENKINS
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and Board of Directors
Sisung Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Sisung Securities Corporation (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mauldin & Jenkins, LLC

Covington, LA
February 23, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
SISUNG SECURITIES CORP	8-42121

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,342,373.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 1,342,373.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 64,376.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 2,013.00	
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.	$ 89,024.00	
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 4,789.00	
	h Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 37,777.00		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 37,777.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 197,979.00

Page 1

3

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,144,394.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 1,716.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 522.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 522.00		
	d	Add lines 11a through 11c		$ 522.00	
12		**LESSER** of line 10 or 11d.			$ 522.00
13	a	Amount from line 8		$ 1,716.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 522.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 1,194.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 1,194.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-42121	DEA: FINRA	2025	Dec

MEMBER NAME SISUNG SECURITIES CORP

MAILING ADDRESS 3850 N. CAUSEWAY BLVD.
STE. 1930
METAIRIE, LA 70002

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SISUNG SECURITIES CORP	Lauren Elizabeth Blake
(Name of SIPC Member)	(Authorized Signatory)
1/21/2026	lauren@sisung.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 5130, in the amount of $1,194.00 on or the next business day after 01/21/2026. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference #
B26021102091483

Payment Date	**SEC Registration No.**
01/21/2026	8-42121
Member Name	**Email Receipt to**
SISUNG SECURITIES CORP	lauren@sisung.com
Payment Type	**Device Type**
Direct Payment	Web
Additional Comments	**Routing Number**
	*****5435

Bank

HANCOCK WHITNEY BANK

Name on Account	**Payment Method**
Sisung Securities Corporation	Business checking ***5130
Status	**Total Payment Amount**
Pending	$1,194.00